FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of May, 2003
                                            ---------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x         Form 40-F
                        -----                   ------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                        No             x
                        -----                   ------

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                     Contact:  Lynn Martenstein or Dan Mathewes
                                               (305) 539-6570 or (305) 539-6153

                                     For Immediate Release
                                     ---------------------


             ROYAL CARIBBEAN PRICES PUBLIC OFFERING OF SENIOR NOTES
             ------------------------------------------------------


MIAMI - (May 6, 2003) - Royal Caribbean Cruises Ltd. (NYSE: RCL; Oslo) announced today the pricing of a public offering of $250 million of its 8.00 percent Senior Notes due 2010 at 99.339 percent of the principal amount. The offering is lead-managed by Goldman, Sachs & Co. and Citigroup as the joint book-runners, with Banc of America Securities LLC, Scotia Capital, Wachovia Securities, Credit Suisse First Boston and Morgan Stanley as co-managers.

Net proceeds from this offering will be used by the Company for general corporate purposes, including capital expenditures. The securities are being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offering can be obtained from either Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004 (212) 902-1000, or Citigroup Global Markets Inc., 390 Greenwich Street, New York, NY 10013 (212) 723-6046.

                                      ####

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------------
                                        (Registrant)



Date:  May 7, 2003                      By: /s/ BONNIE S. BIUMI
                                            ------------------------------
                                            Bonnie S. Biumi
                                            Acting Chief Financial Officer